Exhibit 12.1

W&T Offshore, Inc.

Ratio of Earnings to Fixed Charges

The following table sets forth our ratios of consolidated earnings to fixed charges for the periods presented:

	Year Ended December 31,
	2017	2016		2015		2014		2013
	(in thousands except ratios)
	(unaudited)

Income (loss) before income taxes	$67,113	$(292,396)		$(1,247,702)		$(16,120)		$80,096
Add: Fixed charges	46,091	93,063		104,870		87,193		85,902
Add: Amortization of capitalized interest	-	5,207		40,158		4,538		4,380
Less: Capitalized Interest	-	(520)		(7,256)		(8,526)		(10,058)
Earnings before fixed charges	$113,204	$(194,646)		$(1,109,930)		$67,085		$160,320

Fixed Charges:
Interest expense, net of capitalized interest	$45,836	$92,271		$97,336		$78,396		$75,581
Capitalized interest	-	520		7,256		8,526		10,058
Portion of rental expense representative of an interest factor	255	272		278		271		263
Total fixed charges	$46,091	$93,063		$104,870		$87,193		$85,902

Ratio of earnings to fixed charges	2.5	N/A	(1)	N/A	(2)	N/A	(3)	1.9

(1) The ratio was not meaningful.  Earnings were inadequate to cover fixed charges for the year ended December 31, 2016 by $287.7 million, which included a ceiling test write-down of oil and gas properties of $279.1 million and a gain on exchange of debt of $123.9 million.

(2) The ratio was not meaningful.  Earnings were inadequate to cover fixed charges for the year ended December 31, 2015 by $1,214.8 million, which included a ceiling test write-down of oil and gas properties of $987.2 million.

(3) The ratio was less than one-to-one coverage.  Earnings were inadequate to cover fixed charges for the year ended December 31, 2014 by $20.1 million.